FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, 30 September, 2017

Ger. Gen. N° 22/2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

   Ref.  SIGNIFICANT EVENT

Dear Sir:

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized on behalf of Enel Américas S.A. (Enel Américas or the “Company”) I hereby inform you of the following significant event:

As of this date  Enel Brasil has made a payment through an investment vehicle created  for such purposes of 1,419,784,000 Brazilian reais (approximately US$ 445 million),  for the acquisition  of the  concession of  Central Hidrogeneradora  Volta Grande, located in the State of Minas Gerais, Brazil.  For that purpose, on  November 27, 2017, Enel Americas subscribed and paid a cash capital increase in Enel Brasil of 568 million Brazilian reais  (approximately US$ 178 million) under the terms approved by its Board of Directors in its session held on October 26, 2017.

With the completion of the afore mentioned operation,  the proceeds of the capital increase are fully invested  as approved by the Company’s Extraordinary Meeting of Shareholders known formerly  as Enersis S.A. held on December 20, 2012.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

 Cc    Santiago Stock Exchange

Chilean Electronic Stock Exchange

Valparaíso Stock Exchange

Risk Classification  Commission

Banco Santander Santiago – Bondholders’ Representative

Central Securities Depositary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: December 1, 2017